Exhibit 99.1

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O. Box 30	Fax: 819 363-5155
Kingsey Falls, Quebec, J0A 1B0
Canada
www.cascades.com

CASCADES ANNOUNCES THE SALE OF ITS

BOXBOARD OPERATIONS IN NORTH AMERICA

Kingsey Falls, Québec, December 11, 2014 – Cascades Inc. (TSX: CAS), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, announces that it has reached an agreement for the sale of its North American boxboard manufacturing and converting assets to Graphic Packaging Holding Company for $44.9 million.

The Cascades boxboard units affected by the transaction are:

•	East Angus, Québec, a mill that manufactures recycled coated boxboard for the production of folding cartons. Founded in 1910, it was purchased by Cascades in 1983.

•	Jonquière, Québec, a mill that manufactures three-ply coated boxboard from virgin or recycled fibre. Founded in 1963, it was acquired by Cascades in 1984.

•	Winnipeg, Manitoba, a plant that manufactures folding cartons. Founded in 1905, it was acquired by Cascades in 2001.

•	Mississauga, Ontario, a plant that manufactures high-quality graphic packaging. Founded in 1986, it was purchased by Cascades in 1992.

•	Cobourg, Ontario, a plant that manufactures high-quality flexographic boxboard containers. It was built by Cascades in 1993.

The five plants affected by the transaction employ in all approximately 670 workers.

“Today, Cascades is announcing an important decision that once again signals its commitment to refocusing its activities in the strategic sectors in which it excels. This transaction follows in the wake of a number of other actions taken during the course of the year, with a view to reducing our debt load and focusing our investments in certain core packaging sectors, as well as in the tissue paper and recovery sectors. It is important to take note that today’s announcement does not affect our European boxboard operations,” stated Mario Plourde, President and Chief Executive Officer of Cascades.

“The investments made in past years in these boxboard manufacturing and converting units have led to an opportunity to create synergies with a player such as Graphic Packaging. By exiting this sector of activity in North America, Cascades and Norampac are turning a page in their history. We sincerely thank our employees for their loyal services, and we wish them all the best in the future,” added Marc-André Dépin, President and Chief Executive Officer of Norampac.

The acquisition is subject to standard closing conditions and regulatory review and is expected to close in the first quarter of 2015.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs close to 12 000 men and women, who work in a hundred production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819 363-5164 hugo_damours@cascades.com	Investors: Riko Gaudreault Director, Investor Relations Cascades Inc. 514 282-2697 riko_gaudreault@cascades.com

Website: www.cascades.com

Green by Nature Blog: http://www.cascades.com/blog

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